SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A (Amendment No. 2)*

Under the Securities Exchange Act of 1934

athenahealth, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

04685W103
(CUSIP Number)

Elliott Associates, L.P.

c/o Elliott Management Corporation

40 West 57th Street

New York, NY 10019

with a copy to:

Eleazer Klein, Esq.
Marc Weingarten, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 11, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04685W103	Schedule 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Elliott Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 185,599
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 185,599
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 185,599
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 04685W103	Schedule 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Elliott International, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 394,401
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 394,401
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 394,401
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 04685W103	Schedule 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Elliott International Capital Advisors Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 394,401
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 394,401
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 394,401
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 04685W103	Schedule 13D/A	Page 5 of 8 Pages

This Amendment No. 2 ("Amendment No. 2") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on May 18, 2017 (the "Original Schedule 13D") and Amendment No. 1 filed with the SEC on May 7, 2018 ("Amendment No. 1" and, together with the Original Schedule 13D and this Amendment No. 2, the "Schedule 13D") with respect to the common stock, par value $0.01 per share (the "Common Stock"), of athenahealth, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 shall have the meanings set forth in the Original Schedule 13D. This Amendment No. 2 amends Items 4, 5(a), 6 and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On November 11, 2018, May Holding Corp. ("Parent") and May Merger Sub Inc., a wholly-owned subsidiary of Parent ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement") with the Issuer, providing for the merger of Merger Sub with and into the Issuer (the "Merger"), with the Issuer surviving the Merger as a wholly-owned subsidiary of Parent. Parent and Merger Sub were formed by VVC Holding Corp. ("Virence"), a portfolio company of Veritas Capital. Capitalized terms used but not otherwise defined in this Item 4 have the meaning set forth in the Merger Agreement.

Elliott and Elliott International (collectively, the "Elliott Funds"), funds affiliated with Elliott Management Corporation, provided an equity commitment to fund a portion of the Merger Consideration pursuant to a commitment letter (the "Equity Commitment Letter") from the Elliott Funds of up to $1,042,355,766 in the aggregate. The Elliott Funds have also agreed to rollover and contribute to Parent 580,000 shares of Common Stock, which will be cancelled at the Effective Time without any consideration paid therefor. The Elliott Funds intend to syndicate a portion of their equity commitment to third parties.

At the Effective Time, each share of Common Stock issued and outstanding as of immediately prior to the Effective Time (other than Excluded Shares) will be converted into the right to receive $135.00 per share of Common Stock in cash without interest (the "Merger Consideration"). Consummation of the Merger is subject to customary closing conditions, including, without limitation, the absence of certain legal impediments, the expiration or termination of the required waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and approval by the Issuer's stockholders.

The foregoing descriptions of the Merger Agreement and the Equity Commitment Letter and the transactions contemplated thereby do not purport to be complete and are subject to, and qualified in their entirety by reference to, the full text of the Merger Agreement and the Equity Commitment Letter, which are attached as Exhibit 99.2 and Exhibit 99.3, respectively and are incorporated herein by reference.

In connection with the Merger Agreement and the Equity Commitment Letter, the Elliott Funds also entered into an Interim Governance Agreement with The Veritas Capital Fund VI, L.P., VVC-WFM Holdings LLC, Virence and Parent (the "Interim Governance Agreement"). Pursuant to the Interim Governance Agreement, the parties thereto have agreed to certain terms and conditions that will govern the actions of the parties and the relationship among the parties with respect to the Merger Agreement, the Equity Commitment Letter and the Limited Guarantees, which Limited Guarantees guaranty the payment of certain monetary obligations that may be owed by Parent and Merger Sub pursuant to the Merger Agreement, including any reverse termination fee that may become payable by Parent and Merger Sub.

CUSIP No. 04685W103	Schedule 13D/A	Page 6 of 8 Pages

The foregoing description of the Interim Governance Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Interim Governance Agreement, which is attached as Exhibit 99.4 and is incorporated herein by reference.

If the Merger is effected, it would result in one or more of the actions specified in clauses (a) through (j) of Item 4 of the Schedule 13D, including, without limitation, the indirect acquisition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, the delisting of the Common Stock from the NASDAQ Global Select Market and the Common Stock becoming eligible for termination from registration pursuant to Section 12(b) of the Act.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety by the following:

(a) As of the date hereof, Elliott, Elliott International and EICA collectively have beneficial ownership of 580,000 shares of Common Stock constituting approximately 1.4% of the shares of Common Stock outstanding and combined economic exposure in the Issuer equivalent to 3,288,356 shares of Common Stock constituting approximately 8.1% of the shares of Common Stock outstanding.

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 40,608,362 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of November 7, 2018, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018, filed with the SEC on November 9, 2018.

As of the date hereof, Elliott beneficially owned 185,599 shares of Common Stock, constituting approximately 0.5% of the shares of Common Stock outstanding.

As of the date hereof, Elliott International beneficially owned 394,401 shares of Common Stock, constituting approximately 1.0% of the shares of Common Stock outstanding. EICA, as the investment manager of Elliott International may be deemed to beneficially own the 394,401 shares of Common Stock beneficially owned by Elliott International, constituting approximately 1.0% of the shares of Common Stock outstanding.

Collectively, Elliott, Elliott International and EICA beneficially own 580,000 shares of Common Stock, constituting approximately 1.4% of the shares of Common Stock outstanding.

Collectively, Elliott, Elliott International and EICA have economic exposure comparable to approximately 8.1% of the shares of Common Stock outstanding pursuant to the Derivative Agreements (defined below), as disclosed in Item 6.

CUSIP No. 04685W103	Schedule 13D/A	Page 7 of 8 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and restated by the addition of the following:

The Reporting Persons’ response to Item 4 is incorporated by reference into this Item 6.

Elliott, both directly and indirectly through The Liverpool Limited Partnership, a Bermuda limited partnership and a wholly-owned subsidiary of Elliott ("Liverpool"), and Elliott International have entered into notional principal amount derivative agreements (the "Derivative Agreements") in the form of cash settled swaps with respect to 866,669 and 1,841,687 shares of Common Stock of the Issuer, respectively (representing economic exposure comparable to 2.1% and 4.5% of the shares of Common Stock of the Issuer, respectively). Collectively, the Derivative Agreements held by the Reporting Persons represent economic exposure comparable to an interest in approximately 6.7% of the shares of Common Stock. The Derivative Agreements provide Elliott and Elliott International with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the Derivative Agreements (such shares, the "Subject Shares"). The Reporting Persons disclaim beneficial ownership in the Subject Shares. The counterparties to the Derivative Agreements are unaffiliated third party financial institutions.

Item 7.	EXHIBITS

Item 7 is hereby amended to add the following:

Exhibit	Description

Exhibit 99.2 – Agreement and Plan of Merger, dated as of November 11, 2018, by and among athenahealth, Inc., May Holding Corp. and May Merger Sub Inc. (incorporated herein by referenced to Exhibit 2.1 of athenahealth, Inc.’s Current Report on Form 8-K, filed November 13, 2018).

Exhibit 99.3 – Equity Commitment Letter, dated as of November 11, 2018, by and among The Veritas Capital Fund VI, L.P., May Holding Corp. and VVC-WFM Holdings LLC.

Exhibit 99.4 – Interim Governance Agreement, dated as of November 11, 2018, by and among The Veritas Capital Fund VI, L.P., VVC-WFM Holding LLC, VVC Holding Corp., May Holding Corp., Elliott Associates, L.P. and Elliott International L.P.

CUSIP No. 04685W103	Schedule 13D/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: November 13, 2018

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc., as Attorney-in-Fact

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

Exhibit 99.3

Elliott Associates, L.P. 40 W 57th St. New York, New York 10019	Elliott International, L.P. 40 W 57th St. New York, New York 10019

November 11, 2018

May Holding Corp.
c/o Veritas Capital Fund Management, L.L.C.
9 West 57th Street, 29th Floor
New York, New York 10019

VVC-WFM Holdings LLC
c/o Veritas Capital Fund Management, L.L.C.
9 West 57th Street, 29th Floor
New York, New York 10019

Gentlemen:

Reference is made to that certain Agreement and Plan of Merger (as amended from time to time, the “Merger Agreement”), dated as of the date hereof, by and among May Holding Corp., a Delaware corporation (“Parent”), May Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and athenahealth, Inc., a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Merger Agreement.

Item 1	This letter agreement confirms the commitment, on a several (not joint and several) basis and subject to the terms and conditions contained herein, of Elliott Associates, L.P., a Delaware limited partnership (“Elliott Associates”), and Elliott International, L.P., a Cayman Islands limited partnership (“Elliott International” and together with Elliott Associates, the “Elliott Sponsors”), to: (x) to purchase, or cause the purchase of, certain equity securities of VVC-WFM Holdings LLC (any such equity securities of VVC-WFM Holdings LLC, “Equity Securities”), the sole stockholder of Parent, with an aggregate purchase price equal to the amount set forth opposite its name on Annex A (the “Equity Financing Commitment”), for the benefit of and to be contributed to Parent, solely for the purpose of providing a portion of the financing for the transactions contemplated by the Merger Agreement (collectively, the “Transactions”) at the Closing, including the fees and expenses related thereto; provided, that the Elliott Sponsors shall not, under any circumstances, be obligated to, directly or indirectly, purchase equity securities of, or make contributions to or otherwise fund, Parent in excess of their respective Equity Financing Commitment; and (y) contribute, assign, transfer and deliver, or cause the contribution, assignment, transfer and delivery of, directly or indirectly, the number of shares of common stock, par value $0.01 per share, of the Company (the “Shares”) set forth opposite its name on Annex B, in exchange for additional Equity Securities (provided, that the Elliott Sponsors shall not, under any circumstances, be obligated to, directly or indirectly, contribute, assign, transfer or deliver Shares in excess of the amount set forth on Annex B) (the “Rollover Commitment” and together with the Equity Financing Commitment, the “Elliott Commitment”). Concurrently with the delivery of this letter agreement, The Veritas Capital Fund VI, L.P. (the “Other Sponsor”) is entering into a letter agreement (the “Veritas Equity Commitment Letter”) committing to invest additional capital in Parent. The amount of the Equity Financing Commitment to be funded under this letter agreement may be reduced in a manner agreed to by the Elliott Sponsors and the Other Sponsor in the event that Parent does not require all of the equity with respect to which the Elliott Sponsors and Other Sponsor have made or committed to fund pursuant to the Equity Financing Commitment, in the case of the Elliott Sponsors, or the Commitment (as defined in the Veritas Equity Commitment Letter), in the case of the Other Sponsor. The Elliott Sponsors hereby acknowledge and agree that, upon receipt of the Equity Securities to be issued as contemplated by this section 1, the Elliott Sponsors shall have no right to any Merger Consideration with respect to the Shares contributed to Parent pursuant hereto. For the avoidance of doubt, VVC-WFM Holdings LLC agrees to purchase or cause the purchase of certain equity securities of Parent in an amount equal to the Elliott Commitment, immediately following the funding of the Elliott Commitment.

Item 2	The Elliott Sponsors’ obligations under this letter agreement, including their obligations to fund the Elliott Commitment, are subject to, and conditioned upon, only (a) the execution and delivery by of the Merger Agreement, (b) the satisfaction and continuing satisfaction in full or waiver by Parent of each of the conditions to Parent’s obligations contained in the Merger Agreement (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions subject to the terms herein) to consummate the Transactions, (c) the substantially concurrent consummation and funding of the Debt Financing or Alternative Financing, as applicable, in full, (d) the substantially concurrent consummation of the Transactions pursuant to the terms of the Merger Agreement or the Company’s irrevocable confirmation that if the Equity Financing and Debt Financing (or, if Alternative Financing is being used, such Alternative Financing) are funded, then the Closing will occur; and (e) the Closing is required to occur pursuant to Section 1.2 of the Merger Agreement.
Item 3	The Elliott Sponsors’ obligations to fund the Elliott Commitment may not be assigned, except as permitted in this section 3. The Elliott Sponsors may allocate or assign all or a portion of its rights and obligations under this letter agreement, including its obligation to fund the Elliott Commitment, to one or more Persons who are affiliates of the Elliott Sponsors or commit to the Elliott Sponsor to invest in the Transactions (collectively, the “Permitted Elliott Sponsor Assignees”); provided, however, that any such allocation or assignment shall not relieve the Elliott Sponsors, which shall remain responsible to Parent for the full amount of the Elliott Commitment (subject to the conditions in this letter agreement), of any of its obligations (including funding obligations) under this letter agreement; provided further, however, that no Person shall be deemed a Permitted Elliott Sponsor Assignee if assignment to such Person or entering into a corresponding commitment with such Person would result in (i) any consent or approval of, or filing, declaration or registration with, any Governmental Entity being required in connection with Parent’s acquisition of the Company under the Merger Agreement that would have a material impact on the consummation of the transaction or (ii) material delay in the consummation of the transactions contemplated by the Merger Agreement.

Item 4	This letter agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this letter agreement, express or implied, is intended to or shall confer upon any other Person other than the parties to this letter agreement and their respective successors and permitted assigns (other than as expressly set forth in sections 7 and 8 hereof or as set forth in section 3 above) any right, benefit or remedy of any nature whatsoever under or by reason of this letter agreement, except that the Company shall be an express third-party beneficiary of the rights granted to Parent in this letter agreement, and shall be entitled to seek a decree or order for specific performance of Parent’s obligation to enforce the Elliott Sponsors’ obligations to fund the Elliott Commitment in accordance with the terms hereof or to cause the Elliott Sponsors to fund in full the Elliott Commitment pursuant to, and to specifically enforce the other provisions of, this letter agreement, in each case, only in circumstances in which the Company is entitled to specific performance in accordance with Section 9.13 of the Merger Agreement and subject to the terms and conditions herein. The rights of Parent may not be assigned without Elliott Sponsor’s prior written consent.

Item 5	This letter agreement will be effective upon the Elliott Sponsor’s delivery to Parent of a duly executed copy of this letter agreement and Parent’s executed acceptance of the terms and conditions of this letter agreement. This letter agreement and the obligation of the Elliott Sponsors to fund the Elliott Commitment will terminate on the earliest to occur of (a) the Closing (at which time the obligations hereunder shall be discharged), (b) the valid termination of the Merger Agreement pursuant to its terms, (c) the Company, or any Person claiming by, through or for the benefit of the Company, receiving payment in full of the Parent Termination Fee pursuant to the Merger Agreement or the Limited Guarantee in respect of such obligations or (d) the Company or any of its officers, directors, agents or representatives, asserting or filing, directly or indirectly, any Action (of any kind or nature, whether in law or in equity) against the Elliott Sponsor Related Persons (as hereinafter defined) with respect to the Elliott Limited Guarantee (as hereinafter defined), the Merger Agreement, the Debt Commitment Letters or any transaction contemplated hereby or thereby or otherwise relating thereto, other than the enforcement of (i) the Company’s right to specific performance, prior to the termination of the Merger Agreement, as a third-party beneficiary under this letter agreement (but only if the Company is then entitled, pursuant to paragraph 4 above, to specific performance in respect of the Elliott Sponsors pursuant to Section 9.13 of the Merger
Agreement); (ii) the Company’s right to receive the Parent Termination Fee from Parent when required to be paid pursuant to the Merger Agreement; and (iii) the Company’s rights against the Elliott Sponsors under the Elliott Limited Guarantee. Any claim against the Elliott Sponsor under this letter agreement shall be barred if not brought in a court of competent jurisdiction prior to the termination of the Merger Agreement. Notwithstanding anything to the contrary contained in this letter agreement or any other document, the obligations of the Elliott Sponsors under this letter agreement shall be several and not joint.

Item 6	Parent’s and Merger Sub’s creditors shall not have any right to enforce this letter agreement.

Item 7	Concurrently with the execution and delivery of the Merger Agreement, the Elliott Sponsors and the Other Sponsor will execute and deliver to the Company a limited guarantee, dated as of the date hereof (such limited guarantee executed and delivered by the Elliott Sponsors, the “Elliott Limited Guarantee”), related to certain of the Elliott Sponsors’ and the Other Sponsor’s respective payment obligations under the Merger Agreement. The Company’s remedies against the Elliott Sponsors under the Elliott Limited Guarantee and against the Other Sponsor under their limited guarantee executed and delivered to the Company, shall, and are intended to, be the sole and exclusive direct or indirect remedies available to the Company (other than the enforcement of the Company’s right to specific performance in the Merger Agreement against Parent (subject to the terms and limitations herein and Section 9.13 of the Merger Agreement)), and the Company’s right as a third-party beneficiary under this letter agreement; provided, however, that in no event shall the Company be entitled to recovery under the Elliott Limited Guarantee in respect of the Parent Termination Fee and specific performance under the Merger Agreement against the Elliott Sponsors or the Other Sponsor; provided, further, that in no event shall the Company be entitled to recovery under the Elliott Limited Guarantee against (a) any Permitted Elliott Sponsor Assignee or such assignees of the Other Sponsor, (b) any former, current or future director, officer, employee, agent, general or limited partner, manager, “principal”, member, stockholder or Affiliate of the Elliott Sponsors or the Other Sponsor or any Permitted Elliott Sponsor Assignee, or (c) any former, current or future director, officer, employee, agent, general or limited partner, manager, “principal”, member, stockholder, or Affiliate of any of the Persons referred to in clause (b) of this sentence (the Persons referred to in clauses (a) through (c) of this sentence, collectively, the “Elliott Sponsor Related Persons”; provided that in no event shall Parent be considered an Elliott Sponsor Related Person), in respect of any liabilities or obligations arising under, or in connection with, the Merger Agreement and the transactions contemplated thereby, including in the event Parent breaches its obligations under the Merger Agreement.

Item 8	Under no circumstances shall any of Elliott Associates, Elliott International, the Other Sponsor, Elliott Sponsor Related Person or Parent be liable for special, incidental, consequential, exemplary or punitive damages under or in connection with the Merger Agreement, this letter agreement or the transactions contemplated or otherwise incidental thereby or hereby. Notwithstanding anything that may be expressed or implied in this letter agreement or any document or instrument delivered in connection herewith, Parent, by its acceptance of the benefits of this letter agreement (including the equity commitment hereunder), covenants, agrees and acknowledges that no Person other than the Elliott Sponsors has any obligation hereunder and that, notwithstanding that each of Elliott Associates and Elliott International may be a partnership or limited liability company, no recourse hereunder or under any documents or instruments delivered in connection herewith shall be had against any Elliott Sponsor Related Person, as such, whether by the enforcement of any assessment or by any Action or equitable proceeding, or by virtue of any statute, regulation or other applicable Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any Elliott Sponsor Related Person, as such, for any obligations of the Elliott Sponsors under this letter agreement or any documents or instruments delivered in connection herewith or for any claim based on, in respect of, or by reason of such obligation or their creation.

Item 9	This letter agreement may not be amended except by an instrument in writing signed by each of the parties hereto and the Other Sponsor.

Item 10	This letter agreement and all transactions contemplated by this letter agreement, shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the law of the state of Delaware without regard to the conflict of law principles thereof. Each of the parties (i) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any federal court located in the State of Delaware in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any action, suit, arbitration or proceeding by or before any Governmental Entity (each, an “Action”) relating to this letter agreement or any of the transactions contemplated hereby in any court other than the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any federal court located in the State of Delaware, (iv) waives any objection that it may now or hereafter have to the venue of any such Action in the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any federal court located in the State of Delaware or that such Action was brought in an inconvenient court and agrees not to plead or claim the same and (v) consents to service being made in writing and shall be deemed given, (a) when delivered, if delivered personally to the intended recipient and (b) one Business Days later, if sent by overnight delivery via a national courier service (providing proof of delivery), and in each case, addressed to a party at the addresses noted herein. Each of the parties to this letter agreement hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth herein shall be effective service of process for any Action in connection with this letter agreement or the transactions contemplated hereby.

Item 11	EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS LETTER AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING OUT OF OR RELATED TO THIS LETTER AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Item 12	This letter agreement shall be treated as confidential and is being provided to the Company solely in connection with the Transactions. This letter agreement may not be used, circulated, quoted or otherwise referred to in any document, except with the written consent of the Elliott Sponsors; provided, however, that the Company, the Parent and the Elliott Sponsors may disclose this letter agreement (a) to the extent required by applicable Law (including in connection with any applicable statement on Schedule 13D (or any amendments thereto) filing with the Securities and Exchange Commission) (provided, that the Company or Parent, as the case may be, shall provide the Elliott Sponsors a reasonable opportunity to review such required disclosure in advance of any such public disclosure being made), (b) to any other Elliott Sponsor Related Persons or the Other Sponsor, (c) to the financing sources of the Elliott Sponsor Related Persons, and (d) to the respective officers, directors, employees, advisors, representatives, and agents of the foregoing (including the Company, the Parent, the Elliott Sponsors and the Other Sponsor).
Item 13	This letter agreement may be executed in two or more counterparts (including by facsimile or by an electronic scan delivered by electronic mail), each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when the counterparts have been signed by each of the parties hereto and delivered to the other parties (it being understood that all parties need not sign the same counterpart).

[Remainder of page intentionally left blank]

Please countersign a copy of this letter agreement and return it to the undersigned to confirm your agreement with the terms set forth in this letter agreement.

Sincerely,

Elliott Associates, L.P.

By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:____________________________
Name:
Title:

Elliott International, L.P.

ELLIOTT INTERNATIONAL, L.P.

By: Hambledon, Inc., its General Partner
By: Elliott International Capital Advisors Inc., as
Attorney-in-Fact

By:____________________________
Name:
Title:

Accepted and agreed as of the date first
above written by:

May Holding Corp.

By:___________________________
Name:
Title:

VVC-WFM HOLDINGS LLC

By:___________________________
Name:
Title:

ANNEX A

Equity Financing Commitment

Name	Aggregate Purchase Price
Elliott Associates	$333,553,980
Elliott International	$708,801,786

ANNEX B

Rollover Commitment

Name	Number of Shares
Elliott Associates	185,599
Elliott International	394,401

Exhibit 99.4

INTERIM GOVERNANCE AGREEMENT

This Interim Governance Agreement (this “Agreement”) is made as of November 11, 2018 (the “Signing Date”), by and among The Veritas Capital Fund VI, L.P., a Delaware limited partnership (“Veritas”), VVC-WFM Holdings LLC, a Delaware limited liability company (“Virence Holdings”), VVC Holding Corp. (“Virence”), May Holding Corp., a Delaware corporation and a wholly owned Subsidiary of Virence Holdings (“Parent”), Elliott Associates, L.P., a Delaware limited partnership (“ELP”), and Elliott International L.P., a Cayman Islands limited partnership (“EILP” and together with ELP, “Elliott Investor” and together with Veritas, each, a “Sponsor” and collectively, the “Sponsors”). Capitalized terms used but not defined herein shall have the meanings given to them in the Merger Agreement (defined below).

RECITALS

1.                  On the Signing Date, Parent, May Merger Sub Inc. and athenahealth, Inc. (the “Company”) executed an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Sub will be merged with and into the Company.

2.                  On the Signing Date, each Sponsor executed a letter agreement in favor of Parent in which each such Sponsor agreed, subject to the terms and conditions set forth therein, to make an equity investment in Virence Holdings at the Closing (each, an “Equity Commitment Letter” and collectively the “Equity Commitment Letters”).

3.                  On the Signing Date, each Sponsor executed a limited guarantee (each, a “Limited Guarantee” and collectively the “Limited Guarantees”), pursuant to which each Sponsor agreed, subject to the terms and conditions set forth therein, to guarantee certain obligations of Parent and Merger Sub in connection with the Merger Agreement.

4.                  In this Agreement, the Sponsors are agreeing to certain terms and conditions that will govern the actions of Virence Holdings, Virence, Parent and Merger Sub and the relationship between the Sponsors with respect to the Merger Agreement, the Equity Commitment Letters and the Limited Guarantees of the Sponsors and the transactions contemplated thereby and the operations of such entities.

AGREEMENT

The parties hereto hereby agree as follows:

1.                  EFFECTIVENESS. This Agreement is effective as of the date hereof and shall terminate automatically without any further action of any Person (except with respect to the last sentence of the preamble and Section 2.3 and Section 3, which, in each case, shall survive in accordance with their terms, or, if no term is specific indefinitely) upon the earlier of (i) the consummation of the transactions contemplated by the Merger Agreement (so long as Elliott Investor becomes a member of Virence Holdings on or prior to Closing, and if not then upon such time as Elliott Investor becomes a member of Virence Holdings) and (ii) the valid termination of the Merger Agreement in accordance with its terms; provided, that any liability for any breach or failure to comply with the terms of this Agreement shall survive such termination. For the avoidance of doubt, a Defaulting Sponsor (as defined below) shall have no continuing rights under Section 2.1 or Section 2.2 upon being designated a Defaulting Sponsor.

2.                  AGREEMENTS AMONG THE SPONSORS

2.1              Actions Under the Merger Agreement. Virence Holdings shall cause Parent and Merger Sub to (i) promptly deliver to Elliott Investor copies of all requests for consents, waivers, notices and other material communications delivered to Parent and/or Merger Sub pursuant to the terms of the Merger Agreement and (ii) so long as Elliott Investor has complied in all material respects with its obligations hereunder, otherwise take any action necessary in order for Parent and Merger Sub to comply with its representations, warranties, covenants, agreements and/or obligations, satisfy its closing conditions and exercise its rights or remedies under the Merger Agreement, the Equity Commitment Letters or the Limited Guarantees, as applicable; provided, that, except in accordance with Section 2.2, Virence Holdings shall not cause Parent and/or Merger Sub to (w) make any determination under Sections 7.1(a), (b), (c) and Sections 7.2(a), (b) and (c) of the Merger Agreement that the conditions set forth therein have not been satisfied, (x) take any action under Section 8.1, 8.2 and 8.4 of the Merger Agreement to terminate the Merger Agreement, (y) amend, modify or waive any provision of the Merger Agreement or other document delivered in connection therewith, or (z) take any actions inconsistent with this Agreement (including the attachments hereto) and/or the Equity Commitment Letters, in each case, without the prior written consent of Elliott Investor, which consent may not be unreasonably withheld, conditioned or delayed.

2.2              Amendments to the Merger Agreement. Parent and Merger Sub shall not, and Veritas shall not permit Parent or Merger Sub to, waive any provision of or modify or amend the Merger Agreement (including all attachments, schedules and exhibits thereto), in each case, without the prior written consent of Elliott Investor, which consent shall not be unreasonably withheld, conditioned or delayed; provided, that, Elliott Investor may withhold, condition or delay such prior written consent, in its sole discretion, with respect to any (x) proposed modification to the form or amount of Merger Consideration, (y) proposed modifications of the Parent Termination Fee and (z) extension of the Termination Date by more than ninety (90) days (unless such extension is required in order to obtain the Debt Financing). In the event Veritas (the “Proceeding Sponsor”) is willing to agree to proceed with or take any action or enter into any agreement or waiver (or, in each such case, to permit Parent or Merger Sub to do so) and the other Sponsor (the “Declining Sponsor”) declines to agree to, proceed with, or enter into (or in each such case, to permit Parent or Merger Sub to do so) with respect to such matter, the Proceeding Sponsor may proceed with such matter by first terminating the Declining Sponsor’s participation in the transaction and, in such event, the Declining Sponsor shall have no liability hereunder (except for any expense sharing arrangement otherwise agreed to by the parties) or under the Interim Sponsors’ Agreement (as defined below), its Equity Commitment Letter or Limited Guarantee occurring prior to the date of such termination; provided, further, concurrently with such termination, the Declining Sponsor shall have received a full and unconditional release of this Agreement and the Merger Agreement (subject to any expense sharing arrangement otherwise agreed to by the parties and except with respect to breaches of the Declining Sponsor’s Equity Commitment Letter or its Limited Guarantee occurring prior to the date of such release) from Parent, the Company, and the Proceeding Sponsor, as applicable, or a mutually satisfactory indemnity from the Proceeding Sponsor with respect to liability under such Equity Commitment Letter, such Limited Guarantee, this Agreement and the Merger Agreement.

2.3              Defaulting Sponsor. In the event that (a) the Parent has determined that Parent’s conditions to closing under the Merger Agreement have been satisfied or waived and a Sponsor fails to fund (or provides written notice to the other Sponsor of its intent not to fund) its portion of the aggregate Merger Consideration in accordance with the terms of its Equity Commitment Letter, (b) a Sponsor is in default under the Limited Guarantee or (c) the Parent or Merger Sub takes, or fails to take, any action (including the determination of satisfaction of Parent’s conditions to closing under the Merger Agreement) due to the failure of any Sponsor to approve, or not approve, such action pursuant to the process set forth in the succeeding provisions of this Section 2.3 that results in the Parent, Merger Sub or any Sponsor to be in breach of, or default under, the

Merger Agreement (including, without limitation, resulting in the payment of the Parent Termination Fee) (such Sponsor, in the case of clauses (a), (b) and (c) above, the “Defaulting Sponsor”), then in each case in clauses (a), (b) and (c) above, the other Sponsor (the “Non-Defaulting Sponsor”) shall have the right to terminate with immediate effect the Defaulting Sponsor’s participation in the Merger and fund (or cause a third party to fund) any unpaid amount of the Defaulting Sponsor’s portion of the aggregate Merger Consideration and the Defaulting Sponsor shall forfeit any right to receive any expense reimbursement pursuant to any expense sharing arrangement otherwise agreed to by the parties. The termination of any Defaulting Sponsor’s participation in the Merger and the funding of the Defaulting Sponsor’s portion of the aggregate Merger Consideration in the manner set forth above shall not affect, alter or impair Parent’s, the Merger Sub’s or the Non-Defaulting Sponsor’s rights or remedies against the Defaulting Sponsor under this Agreement or the Transaction Agreements, with respect to the Defaulting Sponsor’s failure to fund or any other action or inaction. Nothing in this Section 2.3 shall obligate or require the Non-Defaulting Sponsor to exercise its right to terminate the Defaulting Sponsor’s participation in the Merger or fund the Defaulting Sponsor’s portion of the aggregate Merger Consideration. Further to the foregoing, in the event the Defaulting Sponsor is Veritas, Veritas, Parent and Merger Sub shall promptly assign, without recourse, representation or warranty, all of their rights, interests and obligations under the Merger Agreement and any ancillary agreement to Elliott Investor or any affiliate designated by Elliott Investor.

3.                  MISCELLANEOUS.

3.1              Amendment. This Agreement may be amended or modified and the provisions hereof may be waived, only by an agreement in writing signed by each of the Sponsors.

3.2              Severability. In the event that any provision hereof would, under applicable Law, be invalid or unenforceable in any respect, such provision shall be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with, and possible under, applicable Law. The provisions hereof are severable, and in the event any provision hereof should be held invalid or unenforceable in any respect, it shall not invalidate, render unenforceable or otherwise affect any other provision hereof.

3.3              Notices. All notices required to be given hereunder, including, without limitation, service of process, shall be sufficient if in writing, including electronic transmission, by reliable national overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as set forth in each Sponsor’s respective Equity Commitment Letter.

3.4              Remedies.

a.	The parties hereto agree that, except as provided herein, this Agreement will be enforceable by all available remedies at law or in equity (including, without limitation, specific performance as contemplated by Section 3.4(b)). None of Parent, Merger Sub or the Sponsors will have the right to recover lost profits or benefit of the bargain damages or any special, indirect or consequential damages. In no event will either Sponsor be liable under this Agreement in an amount that exceeds the amount of such Sponsor’s investment less the amounts previously funded (if any) pursuant to such Sponsor’s Equity Commitment Letter and Limited Guarantee, regardless of the form of action (including breach of warranty, breach of contract, tort, negligence, strict liability or statutory) or type of damages.

CUSIP No. 04685W103	Schedule 13D/A	Page 9 of 8 Pages
b.	Each party hereto acknowledges and agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, subject to the terms and conditions herein, the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of terms and provisions of this Agreement, without proof of actual damages (and each party hereto hereby waives any requirement for the securing or posting of any bond in connection with such remedy).

3.5              No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, and notwithstanding the fact that the Sponsors may be partnerships or limited liability companies, Parent, Merger Sub and each Sponsor covenants, agrees and acknowledges that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had against any former, current or future directors, officers, employees agents, affiliates, general or limited partners, members, managers or stockholders of any Sponsor or any former, current or future directors, officers, agents, affiliates, employees, general or limited partners, members, managers or stockholders of any of the foregoing, as such, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any former, current or future director, officer, employee, agent, general or limited partner or member, manager or stockholder of any Sponsor, or of any former, current or future partner, member, manager, stockholder or affiliate thereof (or such Person’s directors, officers, employees, agents or affiliates), as such, for any obligation of any Sponsor under this Agreement or any documents or instruments delivered in connection with this Agreement for any claim based on, in respect of or by reason of such obligations or their creation.

3.6              Governing Law; Consent to Jurisdiction. This Agreement, and any disputes hereunder, shall be governed by and construed in accordance with the internal laws of the State of Delaware. In addition, each party (i) irrevocably and unconditionally consents and submits to the personal jurisdiction of the state and federal courts of the United States of America located in the State of Delaware solely for the purposes of any suit, action or other proceeding between any of the parties hereto arising out of this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such court, (iii) waives any claim of improper venue or any claim that the courts of the State of Delaware are an inconvenient forum for any action, suit or proceeding between any of the parties hereto arising out of this Agreement or any transaction contemplated hereby, (iv) agrees that it will not bring any action relating to this Agreement in any court other than the courts of the State of Delaware and (v) to the fullest extent permitted by Law, consents to service being made through the notice procedures set forth in Section 9.6 of the Merger Agreement.

3.7              WAIVER OF JURY TRIAL. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY.

3.8              Exercise of Rights and Remedies. No delay of or omission in the exercise of any right, power or remedy accruing to any party as a result of any breach or default by any other party under this Agreement shall impair any such right, power or remedy, nor shall it be construed as a waiver of or acquiescence in any such breach or default, or of any similar breach or default occurring later; nor shall any such delay, omission nor waiver of any single breach or default be deemed a waiver of any other breach or default occurring before or after that waiver.

3.9              Other Agreements; Assignment. This Agreement, together with the schedules hereto, the Limited Guarantees, the Equity Commitment Letters and the Confidentiality Agreement, dated as of November 1, 2018, by and between Elliott Management and Veritas Capital Fund Management, L.L.C., together with the Interim Sponsors’ Agreement dated as of November 11, 2018, by and among the parties hereto (the “Interim Sponsors Agreement”), collectively, constitute the entire agreement, and supersede all prior agreements, understandings, negotiations and statements, both written and oral, among the parties or any of their affiliates with respect to the subject matter contained herein, except for such other agreements as are referenced herein which shall continue in full force and effect in accordance with their terms. Other than as provided herein, this Agreement shall not be assigned without the prior written consent of each of the Sponsors.

3.10          General. Nothing in this Agreement shall be deemed to constitute a partnership between any of the parties, nor constitute any part, the agent of any other party for any purpose.

[Signature page follows]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

THE VERITAS CAPITAL FUND VI, L.P.

By: Veritas Capital Partners VI, L.L.C.,
its General Partner

By:_______________________________________
Name: Ramzi M. Musallam
Title: Authorized Signatory

VVC-WFM HOLDINGS LLC

By:_______________________________________
Name:
Title

VVC HOLDING CORP.

By:_______________________________________
Name:
Title

MAY HOLDING CORP.

By:_______________________________________
Name:
Title

ELLIOTT ASSOCIATES, L.P.

By: Elliott Capital Advisors, L.P., as General r
Partne
By: Braxton Associates, Inc. as General Partner

By:_______________________________________
Name:
Title

ELLIOTT INTERNATIONAL L.P.

By: Hambledon, Inc., its General Partner
By: Elliott International Capital Advisors Inc., as
Attorney-in-Fact

By:_______________________________________
Name:
Title